Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months Ended June 30, 2023

OTTAWA, CANADA - August 11, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and six-month periods ended June 30, 2023. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“I am pleased with our financial and operating performance for the second quarter and first half of the year,” commented Dan Goldberg, Telesat’s President and CEO. “We are on track to meet the guidance we gave at the outset of the year and, as a result of our continued disciplined execution, delivered industry-leading Adjusted EBITDA margins1, high capacity utilization, a substantial contractual backlog of $1.6 billion, and a cash balance of $1.5 billion. In addition, in the second quarter and subsequent period we strengthened our financial position by repurchasing notes with a cumulative face value of US$296 million, recognized nearly $350 million of C-band proceeds following validation of our spectrum clearing efforts, and successfully launched our LEO 3 demonstration satellite.”

Goldberg added: “But certainly the biggest development so far this year is our separate announcement this morning that we have selected MDA to be the prime satellite contractor for Telesat Lightspeed; that, by leveraging MDA’s industry-leading digital beamforming antennas and integrated regenerative digital processor, we maintain the full advanced performance capabilities of Telesat Lightspeed while also achieving a material reduction in the capital and financing costs for the program; and that Telesat Lightspeed is now fully funded through global service delivery taking into account the company’s own equity contribution, certain vendor financing, and aggregate funding commitments from its Canadian federal and provincial government partners. Telesat Lightspeed will revolutionize broadband connectivity for enterprise and government users and represents a highly compelling growth and value creation opportunity for Telesat and its stakeholders.”

For the quarter ended June 30, 2023, Telesat reported consolidated revenue of $180 million, a decrease of 4% ($7 million) compared to the same period in 2022. When adjusted for changes in foreign exchange rates, revenue declined 6% ($12 million) compared to 2022. The decrease was mainly due to a termination of service by a South American customer combined with reduction of revenue from one of its North American DTH customers. This was partially offset by increased revenue from the work the company is performing for NASA relating to satellite-to-satellite communications in Low Earth Orbit (LEO).

Operating expenses for the quarter were $52 million, a decrease of $7 million from 2022. When adjusted for changes in foreign exchange rates, operating expenses decreased by $8 million compared to 2022. The decrease was primarily due to lower non-cash share-based compensation, partially offset by higher costs associated with the procurement of third party satellite capacity required to support certain customer networks that could no longer be supported on Anik F2 once it commenced inclined operations.

Adjusted EBITDA1 for the quarter was $139 million, a decrease of 5% ($8 million) or, when adjusted for foreign exchange rates, a decrease of 8% ($12 million). The Adjusted EBITDA margin1 was 77.1%, compared to 78.4% in the same period in 2022.

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For the quarter ended June 30, 2023, Telesat’s net income was $520 million compared to net loss of $4 million for the same period in the prior year. The positive variation for the three months ended June 30, 2023, was principally due to C-band clearing proceeds recognized in the quarter combined with a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a higher gain on the repurchase of debt. This was partially offset by higher interest expense and higher tax expense.

For the six-month period ended June 30, 2023, Telesat reported consolidated revenue of $363 million, a decrease of 3% ($9 million) compared to the same period in 2022. When adjusted for changes in foreign exchange rates, revenue declined 6% ($21 million) compared to 2022. The decrease was mainly due to a reduction of revenue from one of our North American DTH customers and a termination of service by a South American customer. This was partially offset by higher equipment sales to Canadian government customers, increased revenue from aero and maritime customers, and higher revenue from the NASA program.

Operating expenses for the six-month period were $105 million, a decrease of $18 million from 2022. When adjusted for changes in foreign exchange rates, operating expenses decreased by $20 million compared to 2022. The decrease was primarily due to lower non-cash share-based compensation, partially offset by higher costs associated with the procurement of third party satellite capacity required when Anik F2 commenced inclined operations and higher equipment costs related to sales to Canadian government customers.

Adjusted EBITDA1 for the six-month period was $278 million, a decrease of 5% ($14 million) or, when adjusted for foreign exchange rates, a decrease of 8% ($24 million). The Adjusted EBITDA margin1 was 76.4%, compared to 78.4% in the same period in 2022.

For the six months ended June 30, 2023, Telesat’s net income was $549 million compared to net income of $56 million for the same period in the prior year. The positive variation for the six months ended June 30, 2023, was principally due to C-band clearing proceeds recognized in the quarter combined with a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a higher gain on the repurchase of debt. This was partially offset by higher interest expense and higher tax expense.

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Business Highlights

▲	Telesat announced today that it has entered into a contract with MDA to be the prime satellite manufacturer for the Telesat Lightspeed constellation. Telesat also announced that Telesat Lightspeed is now fully funded through global service delivery taking into account the company’s own equity contribution, certain vendor financing, and aggregate funding commitments from its Canadian federal and provincial government partners.

-	The finalization of the Canadian federal and provincial government funding is dependent on a number of conditions, including completion of confirmatory due diligence and the conclusion of definitive agreements.

▲	At June 30, 2023:

-	Telesat had contracted backlog[2] for future services of approximately $1.6 billion (excluding contractual backlog associated with Telesat Lightspeed).

-	Fleet utilization was 87%.

▲	C-band Spectrum Cleared:

-	On June 30, 2023, the Wireless Telecommunications Bureau of the U.S. Federal Communications Commission (FCC) completed its validation of Telesat’s Phase II certification of accelerated C-band clearing activities in the 3.7 GHz band. The FCC confirmed that Telesat has completed all requirements for relocating customers from the 3700-3820 MHz band in the contiguous U.S. along with all required Earth station equipment modifications.

-	These Phase II relocation requirements were fulfilled six months in advance of the December 2023 deadline and Telesat is now eligible to receive its second accelerated relocation payment of US$259.6 million, expected to be received by December 2023.

-	An amount of $344.9 million (US$259.6 million) was recognized during the three months ended June 30, 2023, and was recorded under other operating gains (losses), net.

▲	Successful Launch of LEO 3 Demonstration Satellite:

-	In July 2023, Telesat’s LEO 3 demonstration satellite was successfully launched.

-	The LEO 3 satellite features Ka- and V-band payloads and will provide continuity for customer and ecosystem vendor testing campaigns following the decommissioning of Telesat’s Phase 1 LEO satellite.

-	Having achieved signal acquisition, solar arrays deployment, and successfully passing initial satellite health tests, Telesat is now in the process of testing the full satellite.

▲	Debt Repurchase :

-	For the three months ended June 30, 2023, and subsequent period, Telesat repurchased debt with a cumulative principal amount of US$296.0 million by way of open market purchases for an aggregate cost of US$156.9 million.

-	Combined with the debt repurchases completed in 2022, Telesat has repurchased a cumulative principal amount of US$456.0 million for an aggregate cost of US$233.9 million.

2023 Preliminary Financial Outlook

●	Telesat continues to expect its full year 2023 revenues (assuming a foreign exchange rate of US$1 = C$1.35) to be between $690 million and $710 million.

●	Telesat continues to expect its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 =C$1.35) to be between $500 million and $515 million in 2023.

●	For 2023, as a result of the Telesat Lightspeed contract announcement, Telesat now expects its cash flows used in investing activities to be in the range of $175 million to $225 million.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2023, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedarplus.ca.

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Conference Call

Telesat has scheduled a conference call on Friday, August 11, 2023, at 9:30 a.m. ET to discuss its financial results for the three and six-month periods ended June 30, 2023. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 3943942 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/z9vzzpgk A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 11, 2023 until 11:59 p.m. ET on August 25, 2023. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 1351313 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2023 and the growth opportunities and expected timing around the financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “believe”, “opportunity,” ”finalized” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment including our ability to enter into definitive funding agreements with the company’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of our vendor financing, technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all, the availability of services and components from our and our contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed, including systems deployed by SpaceX, Amazon Kuiper and Eutelsat/OneWeb; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; our ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat Corporation’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.

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Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Revenue	$179,752	$186,614	$363,174	$372,383
Operating expenses	(51,634)	(58,924)	(105,106)	(123,290)
Depreciation	(46,632)	(46,487)	(93,009)	(95,795)
Amortization	(3,403)	(3,748)	(6,763)	(7,446)
Other operating gains (losses), net	344,890	(23)	344,913	(53)
Operating income	422,973	77,432	503,209	145,799
Interest expense	(68,550)	(49,671)	(137,423)	(98,174)
Gain on repurchase of debt	153,390	85,886	153,390	106,916
Interest and other income	17,116	2,580	32,583	3,240
Gain (loss) on changes in fair value of financial instruments	—	2,277	—	4,635
Gain (loss) on foreign exchange	66,931	(98,834)	77,067	(62,687)
Income (loss) before income taxes	591,860	19,670	628,826	99,729
Tax (expense) recovery	(71,920)	(24,045)	(80,253)	(43,474)
Net income (loss)	$519,940	$(4,375)	$548,573	$56,255

Net income (loss) attributable to:
Telesat Corporation shareholders	$139,978	$(1,948)	$148,043	$12,035
Non-controlling interest	379,962	(2,427)	400,530	44,220
	$519,940	$(4,375)	$548,573	$56,255

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$10.41	$(0.16)	$11.18	$1.00
Diluted	$10.06	$(0.16)	$10.82	$0.96

Total Weighted Average Common Shares Outstanding
Basic	13,452,279	12,113,123	13,238,960	12,068,419
Diluted	15,145,888	12,113,123	14,916,365	13,814,381

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Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	$1,516,999	$1,677,792
Trade and other receivables	395,053	41,248
Other current financial assets	494	515
Current income tax recoverable	2,615	18,409
Prepaid expenses and other current assets	48,884	50,324
Total current assets	1,964,045	1,788,288
Satellites, property and other equipment	1,299,554	1,364,084
Deferred tax assets	3,171	49,984
Other long-term financial assets	7,529	10,476
Long-term income tax recoverable	15,303	15,303
Other long-term assets	46,986	47,977
Intangible assets	765,316	756,878
Goodwill	2,446,603	2,446,603
Total assets	$6,548,507	$6,479,593

Liabilities
Trade and other payables	$25,698	$43,555
Other current financial liabilities	46,964	48,397
Income taxes payable	4,289	3,476
Other current liabilities	72,948	75,968
Current indebtedness	80	—
Total current liabilities	149,979	171,396
Long-term indebtedness	3,454,003	3,850,081
Deferred tax liabilities	268,047	275,696
Other long-term financial liabilities	17,114	19,663
Other long-term liabilities	308,082	327,055
Total liabilities	4,197,225	4,643,891

Shareholders’ Equity
Share capital	50,305	46,554
Accumulated earnings	523,527	355,202
Reserves	73,456	78,609
Total Telesat Corporation shareholders’ equity	647,288	480,365
Non-controlling interest	1,703,994	1,355,337
Total shareholders’ equity	2,351,282	1,835,702
Total liabilities and shareholders’ equity	$6,548,507	$6,479,593

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Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars)	2023	2022
Cash flows from operating activities
Net income (loss)	$548,573	$56,255
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	93,009	95,795
Amortization	6,763	7,446
Tax expense (recovery)	80,253	43,474
Interest expense	137,423	98,174
Interest income	(31,334)	(3,526)
(Gain) loss on foreign exchange	(77,067)	62,687
(Gain) loss on changes in fair value of financial instruments	—	(4,635)
Share-based compensation	19,006	42,863
(Gain) loss on disposal of assets	(21)	53
Gain on repurchase of debt	(153,390)	(106,916)
Deferred revenue amortization	(30,580)	(31,162)
Pension expense	2,837	3,787
C-band clearing income	(344,892)	—
Other	854	(1,434)
Income taxes paid, net of income taxes received	(24,119)	(48,589)
Interest paid, net of interest received	(97,057)	(92,710)
Operating assets and liabilities	(27,909)	(52,383)
Net cash from operating activities	102,349	69,179
Cash flows (used in) generated from investing activities
Satellite programs	(34,149)	(15,875)
Purchase of property and other equipment	(20,353)	(17,375)
Purchase of intangible assets	(12,242)	(27)
C-band clearing proceeds	—	64,651
Net cash (used in) generated from investing activities	(66,744)	31,374
Cash flows (used in) generated from financing activities
Repayment of indebtedness	(159,049)	(97,234)
Payments of principal on lease liabilities	(1,074)	(872)
Satellite performance incentive payments	(3,090)	(3,642)
Government grant received	—	8,015
Net cash (used in) generated from financing activities	(163,213)	(93,733)
Effect of changes in exchange rates on cash and cash equivalents	(33,185)	25,837
Changes in cash and cash equivalents	(160,793)	32,657
Cash and cash equivalents, beginning of period	1,677,792	1,449,593
Cash and cash equivalents, end of period	$1,516,999	$1,482,250

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Telesat’s Adjusted EBITDA margin(1):

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of Canadian dollars) (unaudited)	2023	2022	2023	2022
Net income (loss)	$519,940	$(4,375)	$548,573	$56,255
Tax expense (recovery)	71,920	24,045	80,253	43,474
(Gain) loss on changes in fair value of financial instruments	—	(2,277)	—	(4,635)
(Gain) loss on foreign exchange	(66,931)	98,834	(77,067)	62,687
Interest and other income	(17,116)	(2,580)	(32,583)	(3,240)
Interest expense	68,550	49,671	137,423	98,174
Gain on repurchase of debt	(153,390)	(85,886)	(153,390)	(106,916)
Depreciation	46,632	46,487	93,009	95,795
Amortization	3,403	3,748	6,763	7,446
Other operating (gains) losses, net	(344,890)	23	(344,913)	53
Non-recurring compensation expenses(3)	484	(1)	484	—
Non-cash expense related to share-based compensation	10,048	18,694	19,006	42,863
Adjusted EBITDA	$138,650	$146,383	$277,558	$291,956

Revenue	$179,752	$186,614	$363,174	$372,383
Adjusted EBITDA Margin	77.1%	78.4%	76.4%	78.4%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (“backlog”), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.

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